Filed Pursuant to Rule 433

Registration No. 333-219092

May 31, 2018

BB&T Corporation

Pricing Term Sheet

May 31, 2018

Medium-Term Notes, Series G (Senior)

$500,000,000

3.200% Senior Notes due September 3, 2021

Issuer	BB&T Corporation

Security	3.200% Senior Notes due September 3, 2021

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$500,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Maturity	September 3, 2021

Coupon	3.200%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	August 3, 2021

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. BB&T Corporation shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Senior Notes.

Benchmark Treasury	2.625% US Treasury due May 15, 2021

Spread to Benchmark Treasury	+70 bps

Benchmark Treasury Spot and Yield	100-08; 2.536%

Price to Public	99.881% of face amount

Proceeds (Before Expenses) to Issuer	$499,005,000 (99.801%)

Interest Payment Dates	March 3 and September 3 of each year, commencing March 3, 2019 (long first interest period)

Trade Date	May 31, 2018

Settlement Date	June 5, 2018 (T+3)

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FBD4/US05531FBD42

Joint Book-Running Managers	BB&T Capital Markets, a division of BB&T Securities, LLC Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers	Academy Securities, Inc. The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC toll-free at (844) 499-2713, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.